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הסכם

שנערך ונחתם בתל אביב ביום 31 לחודש מרץ 2024

בין:	**[NAME REDACTED],** ח.פ. *[TAX NUMBER REDACTED]* *[ADDRESS REDACTED]* (להלן: "**המשכירה**")
מצד אחד;	

לבין:	**ביו הרווסט בע"מ** ח.פ. *[TAX NUMBER REDACTED]* *[ADDRESS REDACTED]* (להלן: "**השוכרת הנכנסת**")
מצד שני;	

לבין:	**[NAME REDACTED]** ח.פ. *[TAX NUMBER REDACTED]* *[ADDRESS REDACTED]* (להלן: "**השוכרת היוצאת**")
מצד שלישי;	

הואיל	וביום 19/09/21 נחתם בין המשכירה לבין השוכרת היוצאת הסכם שכירות בלתי מוגנת, לאחריו הגיעו הצדדים הנ"ל להסכמה בדבר נוסח תוספת להסכם זה, המצורפת <u>**כנספח א'**</u> ושיראוה כמחייבת את הצדדים הנ"ל ככל שהשוכרת היוצאת תתפוס חזקה במושכר המקורי כאמור בסעיף 3 להלן (שני המסמכים הנ"ל - להלן: "**הסכם השכירות המקורי**") על פיו שוכרת השוכרת היוצאת מאת המשכירה את המושכר כהגדרתו בהסכם השכירות המקורי (להלן: "**המושכר המקורי**");

והואיל	והשוכרת היוצאת ביצעה עבודות התאמה שונות וכן שינויים ותוספות בחלק מהמושכר המקורי, שחלקן מסומנות באדום בתשריט המצורף <u>**כנספח ב'**</u> להסכם זה (המושכר המקורי ביחד עם עבודות ההתאמה, השינויים והתוספות יקרא להלן: "**המפעל**");

והואיל	והשוכרת היוצאת ביקשה לפנות את המושכר המקורי כך שתכנס במקומה השוכרת הנכנסת, והמשכירה הסכימה לבקשה זו בכפוף לכך כי השוכרת הנכנסת תשכור את כל המבנה; ובמקביל לחתימת הסכם זה נחתם בין השוכרת היוצאת לבין השוכרת הנכנסת הסכם למכירת ציוד המפעל (להלן: "**הסכם מכירת המפעל**")

והואיל וביום 20/02/24 נחתם בין המשכירה לבין השוכרת הנכנסת מזכר הבנות על פיו הוסכם להשכיר את כל המבנה, כולל המפעל, לשוכרת הנכנסת, אשר בעקבותיו ייחתם הסכם שכירות בין המשכירה לבין השוכרת הנכנסת (להלן: **"הסכם השכירות החדש"** ו-**"המושכר החדש"** בהתאמה,) וזאת בכפוף לחתימת הסכם זה, ובאופן שהחל מממועד תחילת השכירות עפ"י הסכם השכירות החדש (יום 1 באפריל 2024) יפקעו זכויות השכירות של השוכרת היוצאת ויעברו אל השוכרת הנכנסת בהתאם להסכם השכירות החדש;

והואיל וברצון הצדדים להעלות את הסכמותיהם על הכתב כאמור בהסכם זה להלן.

לפיכך הוצהר, הותנה והוסכם בין הצדדים כדלקמן:

1. כללי

2. פינוי המפעל

3. תפיסת חזקה על ידי השוכרת היוצאת

3.1. בהתאם להוראות הסכם מכירת המפעל רשאית השוכרת היוצאת, בתנאים הקבועים שם ולא יאוחר מתום 36 חודשים ממועד תחילת השכירות של השוכרת הנכנסת, לדרוש ולקבל בחזרה את החזקה במפעל מידי השוכרת הנכנסת. המשכירה נותנת בזאת את הסכמתה כי השוכרת היוצאת תהיה רשאית במקרה כזה לדרוש את פינויה של השוכרת הנכנסת מהמפעל ובמקרה כזה, השוכרת היוצאת תהיה רשאית לתפוס את החזקה במפעל (כל המפעל בלבד) תחת אותם תנאים שנקבעו בהסכם השכירות המקורי (לרבות דמי שכירות הכוללים הצמדה למדד עפ"י הסכם השכירות המקורי). השוכרת היוצאת והשוכרת הנכנסת, ביחד ולחוד, מתחייבות להודיע למשכירה בכתב, מיד עם התגבשות עילה להשבת החזקה במפעל לידי השוכרת היוצאת, התראות שנמסרו, מו"מ שמתנהל וכל כיו"ב.

המשכירה לא תישא בכל אחריות כלפי מי מהשוכרות בקשר עם מצבו של המפעל כפי שיהיה במועד קבלת החזקה על ידי השוכרת היוצאת, ובכלל זה מצבו הפיזי, ההנדסי, הציוד שבו, ומערכותיו, ולא תישא היא בכל הוצאה הקשורה בכך, למעט התחייבויות המשכירה לבצע תיקונים אשר באחריותה לבצע על פי הסכם השכירות החדש. בנוסף, למשכירה לא תהיה כל אחריות כלפי מי מהשוכרות, בכל הנוגע לפינוי המפעל על ידי השוכרת הנכנסת, השבת החזקה לידי השוכרת היוצאת ו/או תפיסת החזקה על ידה, וכל הכרוך בכך. בכל מקרה של מחלוקת בין השוכרות בשאלה מי מהן מחזיק ו/או זכאי להחזיק במפעל, תהיה המשכירה זכאית לפעול בעניין זה על פי שיקול דעתה, לרבות בכל הנוגע לגביית דמי שכירות, מימוש בטוחות וכל כיו"ב, ובלבד שהמשכירה לא תתבע דמי שכירות מהשוכרת היוצאת כל עוד השוכרת הנכנסת מחזיקה בפועל במפעל או בחלקו.

כמו כן, במקרה האמור בסעיף זה, השוכרת היוצאת תהא רשאית למכור את ציוד המפעל לצד ג' וכן להעביר את זכות השכירות במפעל, לצד ג' בהתאם ובכפוף להוראות סעיף 6.4 להסכם השכירות המקורי, ובלבד שלעניין הוראת סעיף (6.4ב) להסכם השכירות המקורי, תידרש במקרה האמור בפסקה זו לעיל, התראה בת שני חודשים. אין בפינוי המפעל כדי לגרוע מהתחייבויותיה של השוכרת הנכנסת כלפי המשכירה עד למועד פינויה מהמפעל. מוסכם כי במקרה של פינוי כאמור בסעיף זה תהא השוכרת הנכנסת רשאית, לפי החלטתה, להמשיך את השכירות בהתאם להסכם השכירות החדש שנחתם עימה, בהתייחס ליתרת שטח המבנה שנותר בחזקתה, ויחולו בעניין זה הוראות הסכם השכיורת החדש.

השוכרת הנכנסת תמשיך לשאת במלוא התשלומים החלים עליה בהתאם להוראות הסכם השכירות החדש עד למועד פינוי המפעל בפועל. השוכרת היוצאת תיחשב כמי שקיבלה את החזקה במפעל ביום הפינוי בפועל.

3.3. נכנסה השוכרת היוצאת בנעלי השוכרת הנכנסת לגבי המפעל כאמור בסעיף זה לעיל, תישא השוכרת היוצאת החל מאותה העת בכל חיובי השוכר על פי הסכם השכירות המקורי בין המשכירה לבין השוכרת היוצאת, בכל הנוגע למפעל. להבטחת חיוביה אלה, השוכרת היוצאת תפקיד בידי המשכירה במועד חתימת הסכם זה ערבות בנקאית בנוסח על פי הסכם השכירות המקורי, בסך של 300,000 ₪ (צמוד למדד הידוע במועד חתימת הסכם זה("(**הערבות החדשה**"), והיא תשמש להבטחת שני אלה: (1) המצאת אישור מהנדס מוסמך אשר בו יצוין עומס שימוש נוכחי מותר בכל קומה א' של המושכר החדש, של 500 ק"ג למטר, בהתחשב בתוספות ובהעמסות שהועמסו על ידי השוכרת היוצאת לרבות בתקרת קומת הקרקע (להלן: "**אישור מהנדס**"), וכן;

3.4 אם טרם מועד סיום תשלום התמורה על ידי השוכרת הנכנסת לשוכרת היוצאת בהתאם להסכם מכירת המפעל, ולא יאוחר מתום 36 חודשים מתחילת תקופת השכירות של השוכרת הנכנסת, תהיה למשכירה זכות עפ"י הוראות הסכם השכירות החדש, לפנות את השוכרת הנכנסת מן המושכר כהגדרתו בהסכם השכירות החדש, וככל שהמשכירה עפ"י שיקול דעתה המוחלט מימשה את הזכות, אזי השוכרת הנכנסת תפנה את המושכר בכללותו, לרבות המפעל, וככל שכך יקרה השוכרת היוצאת תהיה רשאית (ובלבד שתודיע על כך למשכירה בכתב תוך 14 ימים לאחר שהדבר יוודע לה: **(א)** לתפוס חזקה מייד עם פינוי השוכרת הנכנסת, במפעל (כל המפעל בלבד) תחת אותם תנאים שנקבעו בהסכם השכירות המקורי (לרבות דמי שכירות הכוללים הצמדה למדד עפ"י הסכם השכירות המקורי(ולשכור אותו ישירות מהמשכירה; או **(ב)** למכור את ציוד המפעל לצד ג' ולהעביר את זכות השכירות במפעל לידי צד ג', בהתאם להוראות סעיף 6.4 להסכם השכירות המקורי ובלבד שלעניין הוראת סעיף (6.4ב) להסכם השכירות המקורי, תידרש

3.5 במקרה האמור בפסקה זו לעיל, התראה בת שני חודשים. המשכירה תודיע לשוכרת היוצאת במקרה בו היא מתעתדת לממש זכותה לפינוי השוכרת הנכנסת כאמור בסעיף זה.

3.6 למרות האמור מוסכם כי אם במועד בו קמה למשכירה הזכות לפנות את השוכרת הנכנסת מהמושכר החדש, השוכרת הנכנסת כבר שילמה לשוכרת היוצאת את מלוא התמורה שעליה לשלם לה בהתאם להסכם מכירת המפעל, אזי בעת פינוי המושכר, הציוד נשוא הסכם מכירת המפעל יהיה שייך לשוכרת הנכנסת.

3.7 השוכרת היוצאת לא תישא בכל חבות לחובות ו/או התחייבויות השוכרת הנכנסת כלפי המשכירה במקרה של הפרה כלשהי של הוראות הסכם השכירות החדש. המשכירה לא תישא בכל חבות לחובות ו/או התחייבויות השוכרת הנכנסת כלפי השוכרת היוצאת, ולהיפך, ובכלל זה למצבו של המבנה.

הסכם זה ייכנס לתוקף בכפוף לקיומם של כל התנאים הבאים במצטבר:

3.7.1. השוכרת הנכנסת חתמה על הסכם השכירות החדש והפקידה בידי המשכירה את ההמחאות והערבויות בהתאם לו;

3.7.2. השוכרת היוצאת והשוכרת הנכנסת חתמו על הסכם מכירת המפעל והשוכרת הנכנסת העבירה את התשלום הראשון על פיו לשוכרת היוצאת,

עם כניסתו לתוקף של הסכם זה, הסכם השכירות המקורי יגיע לסיומו, התחייבויות השוכרת היוצאת על פיו יגיעו לסיומן, התחייבויות המשכירה על פיו יגיעו לסיומן, והתחייבויות השוכרת הנכנסת יחולו מאותו רגע ואילך. מובהר בזאת כי אין בכך כדי לגרוע מהתחייבויות השוכרת היוצאת בגין התקופה שערב כניסתו לתוקף של הסכם זה.

4. סמכות משפטית

<u>5. קבלת היתרים</u>

ולראיה באו הצדדים על החתום במקום ומועד הנקובים בכותרת להסכם זה לעיל:

"signed"		"signed"		"signed"
ביו הרווסט בע"מ		*[NAME REDACTED]*		*[NAME REDACTED]*

נספח א׳

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שנערך ונחתם ביום 19 לחודש ספטמבר 2021